Exhibit 99.1

Vision
To be a global steel company and one of the most profitable in the sector.

Mission
Gerdau is a company focused on steelmaking, seeking to satisfy the needs of customers and add value for shareholders, committed to the fulfillment of people and to the sustainable development of society.

Highlights in the Nine Months to September 2008

(International accounting standards in accordance with the pronouncements issued by the International Accounting Standards Board – IASB)

Conference Calls

November 5, 2008

English
3:00 p.m. (Brasília)
Tel:
- from Brazil: 0800 773-4613 or
      11 4688-6301
- from the U.S. and Canada
      888 700-0802
- other countries: +1 786 924-6977
Code: Gerdau

Simultaneous Translation into Portuguese
3:00 p.m. (Brasília)
Tel:
- from Brazil: 0800 773-4613 or
      11 4688-6301
Code: Gerdau (in Portuguese)

Internet
www.gerdau.com/investidores

Investor Relations Contact
Phone: +55 51 3323.2703
E-mail: inform@gerdau.com.br
Website: www.gerdau.com/investidores

Market capitalization on September 30, 2008
Gerdau S.A.
Bovespa: US$ 15.9 billion

Metalúrgica Gerdau S.A.
Bovespa: US$ 6.4 billion

Gerdau Ameristeel Corp.
Toronto:Toronto: US$ 4.3 billion

Shares issued on September 30, 2008
Gerdau S.A.
Bovespa: GGBR3 and GGBR4;
NYSE: GGB; and Latibex: XGGB
ON: 496,586,494
PN:   934,793,732
       1,431,380,226

Revenues
•	Consolidated revenues in the nine months ended September 30, 2008 totaled R$ 36.2 billion, 44.1% higher than in the same period of 2007. Revenues were composed as follows:

(in R$ million)	9 months/08	Variation	Participation
Brazil	13,703	52.9%	37.8%
North America	11,913	44.7%	32.9%
Latin America	3,799	43.2%	10.5%
Specialty Steel	6,811	28.9%	18.8%
TOTAL	36,226	44.1%	100.0%

•
Note that as of the second quarter of this year, the Specialty Steel business, which previously consisted only of the units in Brazil and Spain, now also consolidates Macsteel in the United States, the acquisition of which was concluded on April 23.

Net Income
•	Consolidated Net Income year to date totaled R$ 4.6 billion, up 38.0% in relation to the same nine-month period in 2007. Net margin in the period was 14.3%.

(in R$ million)	9 months/08	9 months/07	Variation
Brazil [1]	2,449	1,499	63.4%
North America	1,273	762	67.1%
Latin America	597	333	79.3%
Specialty Steel	615	374	64.4%
Subtotal	4,934	2,968	66.2%
FX Translation¹	(300)	391	-
TOTAL	4,634	3,359	38.0%

1 – Translation effect of foreign currency balances on debt and financial investments in foreign currency in the Brazilian companies, net of income tax.

EBITDA
•
EBITDA (earnings before interest, tax, depreciation and amortization) grew to R$ 8.6 billion in the first nine months of the year, up 85.0% compared to the same period in 2007. EBITDA margin year to date was 26.4%, up from 20.6% in the first nine months of last year.

•	EBITDA achieved in the period has the following breakdown:

(in R$ million)	9 months/08	9 months/07	Variation
Brazil	3,946	1,801	119.0%
North America	2,547	1,392	83.1%
Latin America	848	463	83.3%
Specialty Steel	1,231	978	25.9%
TOTAL	8,572	4,634	85.0%

Metalúrgica Gerdau S.A.
Bovespa: GOAU3 and GOAU4
ON: 137,618,994
PN: 275,062,544
       412,681,538

Gerdau Ameristeel Corp.
Toronto: GNA.TO; and NYSE: GNA
ON: 432,976,153

Revenues reach R$ 36.2 billion in the first nine months of 2008, 44.1% higher than the same period in 2007.

Net income of R$ 4.6 billion year to date, with net margin of 14.3%

Third-quarter dividends to be paid on November 26. Metalúrgica Gerdau S.A. shareholders will receive R$ 0.26 per share while Gerdau S.A. shareholders will receive R$ 0.18 per share.

EBITDA in the nine months to September totaled R$ 8.6 billion, 85.0% higher than in the same period of 2007. EBITDA margin in the period was 26.4%, versus 20.6% in the same nine months of 2007.

Crude steel production grows to 16.4 million tonnes in the first nine months, up 25.9% on the same period of 2007.

Production
•	In the first nine months of this year, crude steel production (slabs, blooms and billets) totaled 16.4 million tonnes, 25.9% higher than in the same period of 2007.
•	Rolled products production reached 13.8 million tonnes, growth of 26.3% in the period.

Exports
•
Shipments from Brazil to other countries totaled 2.1 million tonnes, generating revenue of US$ 1.8 billion. Shipment volume increased 5.0% in the period. In long steel, with the aim of serving the higher demand in the domestic market, the reduction on exports was 29.5%. Shipments at Gerdau Açominas rose by 30.1%, following the startup of the new blast furnace.

Selected Information	9 Months 2008	9 Months 2007	Variation
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	16,356	12,986	25.9%
Rolled Products	13,834	10,955	26.3%
Sales (1,000 tonnes)	15,612	12,522	24.7%
Revenues (R$ million)	36,226	25,132	44.1%
Net Sales (R$ million)	32,488	22,541	44.1%
EBITDA (R$ million)	8,572	4,634	85.0%
Net Income (R$ million)	4,634	3,359	38.0%
Shareholdres’ equity (R$ million)	24,242	16,503	46.9%
Total Assets (R$ million)	54,809	41,098	33.4%
Gross Margin	28.3%	24.7%
EBITDA Margin	26.4%	20.6%
Net Margin	14.3%	14.9%
Net Income/Shareholders’ equity[1]	23.0%	27.3%
Net Debt/Net Captalization	35.6%	40.7%
Net Debt/EBITDA[2]	1.3x	1.9x
1) Net income in the last 12 months over shareholder’s equity.
2) EBITDA of the last 12 months.

Dividends
•
The calculation of the dividends and interest on equity paid on a quarterly basis is based on International Financial Reporting Standards (IFRS), even though the Company publishes in its Quarterly Information (ITRs) net income calculated based on generally accepted accounting practices in Brazil and according to the Company’s dividends policy.

•	Third quarter of 2008:
-	Payment on November 26, 2008.
-	Base date: share position of record on November 14 (ex-dividend as of November 17).
-	Metalúrgica Gerdau S.A. to pay R$ 105.7 million (R$ 0.26 per share)
-	Gerdau S.A. to pay R$ 255.7million (R$ 0.18 per share)
•	In last 12 months:
-	Metalúrgica Gerdau S.A.: R$ 479.6 million, for total return to shareholders (dividends per share/stock price on September 30) of 4.7%.
-	Gerdau S.A.: R$ 1.1 billion, for total return to shareholders (dividends per share/stock price on September 30) of 4.2%.

Brazilian exports in the year to September of 2.1 million tonnes generating revenue of US$1.8 billion

Metalúrgica Gerdau S.A. and Gerdau S.A. conclude capital increases of approximately R$ 1.5 billion and R$ 2.9 billion, respectively. Metalúrgica Gerdau issued 19.2 million shares at R$ 78.35 per share and Gerdau S.A. 48.1 million shares at R$ 60.30 per share.

The shareholders’ meetings approved the 1:1 stock split aimed at increasing stock liquidity and facilitating investor access by lowering the price of the standard trading lot.

Acquisitions announced and concluded this year represented investment of US$3.4 billion and expanded Gerdau’s operations in Brazil and internationally.

Additional Information

This document and complementary information for the third quarter of 2008 are available on the website www.gerdau.com/investidores

Capital Increase
•	The offering of 19.2 million shares issued by Metalúrgica Gerdau S.A and 48.1 million shares issued by Gerdau S.A was concluded in April.
•	Subscription price: R$ 78.35 per share of Metalúrgica Gerdau S.A. and R$ 60.30 per share of Gerdau S.A.
•	The R$ 1.5 billion in funds from the capital increase of Metalúrgica Gerdau S.A. is for the exercise of its preference rights in the capital increase of Gerdau S.A.
•	The purpose of the capital increase of R$ 2.9 billion at Gerdau S.A. was to improve the Company’s capital structure and to pay for the acquisitions.

Stock Split
•	At the Shareholders’ Meetings held on May 30, a 1:1 stock split was approved for Metalúrgica Gerdau S.A. and Gerdau S.A., drawing on the Capital and Profit Reserves.
•
The capitalization of reserves totaled R$ 1.7 billion at Metalúrgica Gerdau S.A. and R$ 3.5 billion at Gerdau S.A., increasing the capital stock of these companies to R$ 6.9 billion and R$ 14.2 billion, respectively.

Acquisitions
•	In addition to the acquisitions already announced over the course of this year, in the third quarter the company continued its expansion process in Brazil and internationally.
•	In Brazil was acquired a scrap collection and processing company with warehouses located in São Paulo, Piracicaba, São Caetano do Sul (São Paulo state) and Betim (Minas Gerais)
•	In North America, two scrap processors were acquired with units located in Guelph and Mississauga, Ontario (Canada) and in Sand Springs, Oklahoma (United States).
•	In Latin America was acquired a steel products distributor in Argentina.

Third quarter 2008 Performance

(International accounting standards, according to the declarations issued by the International Accounting Standards Board – IASB)

Production and Shipments

•
In the third quarter of 2008, crude steel production at Gerdau companies reached 5.6 million tonnes, growing 26.6% in relation to the volume produced in the same quarter of 2007. In the comparison period, production was consolidated from Chaparral (as of the fourth quarter of 2007) and Macsteel (as of the second quarter of this year) in the United States.

•
In Brazil, crude steel production in the quarter grew by 17.8% year on year, in part due to the new blast furnace at Gerdau Açominas. The North American operations posted growth of 35.6%, driven mainly by the incorporation of the production volume from Chaparral. The Specialty Steel operations experienced a similar impact, with the consolidation of Macsteel making possible an increase in production volume, from 575,500 tonnes in the third quarter of 2007 to 851,300 tonnes in the same quarter of 2008 (+47.9%). In Latin America, market conditions supported an increase in steel production of 3.2% in the period.

Production (1,000 tonnes)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Crude Steel (slabs, blooms and billets)
Brazil [1]	2,054	1,744	17.8%	2,025	1.5%
North America [2]	2,174	1,603	35.6%	2,272	(4.3)%
Latin America [3]	506	491	3.2%	517	(2.1)%
Specialty Steel [4]	851	575	47.9%	830	2.6%
Total	5,585	4,413	26.6%	5,644	(1.0)%

Rolled Products
Brazil [1]	1,305	1,108	17.7%	1,241	5.1%
North America [2]	2,057	1,601	28.5%	2,183	(5.7)%
Latin America [3]	512	520	(1.5)%	560	(8.6)%
Specialty Steel [4]	772	526	46.8%	805	(4.1)%
Total	4,646	3,755	23.7%	4,789	(3.0)%
1 - Excludes specialty steel operations
2 - Excludes Mexico and specialty steel operations (MacSteel)
3 - Excludes operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the USA
Note: the information above does not include data from shared controlled companies and joint ventures.

•
Rolled products production reached 4.6 million tonnes in the third quarter of this year, up 23.7% from the production volume registered in the same period of 2007. In both crude steel and rolled products, the new capacities added in the period were the main driver of the increases in output observed.

•
Consolidated shipments in the third quarter of 2008 totaled 5.1 million tonnes, a growth of 21.3% in relation to the volumes shipped in the third quarter of last year. The consolidation of the companies acquired since the last quarter of 2007 played an important role in the growth observed in the period.

Consolidated Shipments [1] (1,000 tonnes)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Brazil [2]	1,883	1,452	29.6%	1,818	3.6%
Domestic Market	1,396	1,050	32.9%	1,284	8.7%
Exports	487	402	21.0%	534	(8.8)%

North America [3]	1,912	1,637	16.8%	2,298	(16.8)%

Latin America [4]	548	613	(10.7)%	623	(12.0)%

Specialty Steel [5]	757	502	50.8%	785	(3.6)%

Consolidated Total	5,100	4,204	21.3%	5,524	(7.7)%
1 - Excludes shipments to controlled companies.
2 - Excludes specialty steel operations
3 - Excludes Mexico and specialty steel operations (MacSteel)
4 - Excludes operations in Brazil
5 - Includes specialty steel operations in Brazil, Europe and the US
Note: the information above excludes data from shared controlled companies and joint ventures.

•
The continued strong demand in many long-steel consumption sectors in Brazil, such as civil construction, automotive and agricultural machinery, drove the growth of 32.9% in Gerdau’s sales in the domestic market in the third quarter compared to the same quarter of 2007.

•	Brazilian exports, including shipments to subsidiaries, totaled 745,800 tonnes in the third quarter, generating revenue of US$ 820.8 million.

•	In the United States and Canada, the consolidation of new units contributed to the increase of 16.8% in sales in the third quarter versus the same quarter of last year.

•	In Latin America, shipments fell 10.7% in the third quarter in relation to the same quarter of last year, reflecting the weaker demand in some countries in the region.

•	In Specialty Steel, the consolidation of Macsteel as of April 23 resulted in an increase of 50.8% in shipments of specialty products in the third quarter compared to the same quarter of 2007.

Results

•
Consolidated net sales reached R$12.4 billion in the third quarter of 2008, growing by 62.4% in relation to the third quarter of 2007. The main drivers of this growth were the stronger demand for steel products, especially in Brazil, and the consolidation of the companies acquired in the period.

•
Operations in Brazil (domestic market plus exports) accounted for 37.5% of consolidated net sales in the quarter. Meanwhile, the North America units contributed 33.3% of this revenue while the Latin America companies were resposible for 11.6% and the Specialty Steel operations contributed the remaining 17.6% of consolidated net sales in the period.

Net Sales (R$ million)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Brazil [1]	4,662	2,599	79.4%	3,576	30.4%
North America [2]	4,144	2,678	54.8%	4,170	(0.6)%
Latin America [3]	1,447	890	62.6%	1,113	30.0%
Specialty Steel [4]	2,191	1,498	46.2%	2,241	(2.3)%
Total	12,444	7,665	62.4%	11,100	12.1%
1 - Excludes specialty steel operations
2 - Excludes Mexico and specialty steel operations (MacSteel)
3 - Excludes operations in Brazil
4 – Includes specialty steel operations in Brazil, Europe and the US
Note: the information above excludes data from shared controlled companies and joint ventures.

•
Cost of goods sold as a percentage of net sales declined from 75.0% in the third quarter of 2007 to 67.1% in the third quarter of this year, leading to gross margin expansion from 25.0% to 32.9% over the same comparison period. These results reflect the increase in international steel prices, which slightly outpaced the price increases in the main raw materials.

•
Selling, general and administrative expenses also declined as a percentage of net sales in the third quarter of this year to 6.6%, from 7.9% in the same quarter of 2007. This decline is mainly attributed to the dilution of the fixed costs embedded in these accounts as a result of the meaningful growth in shipment volumes in the period.

EBITDA (R$ million)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Brazil [1]	1,917	629	204.7%	1,208	58.7%
North America [2]	990	402	146.0%	875	13.1%
Latin America [3]	403	155	161.1%	289	39.7%
Specialty Steel [4]	531	328	61.6%	375	41.5%
Total	3,841	1,514	153.7%	2,747	39.8%
1 - Excludes specialty steel operations
2 - Excludes Mexico and specialty steel operations (MacSteel)
3 - Excludes operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US

EBITDA Composition (R$ million)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Net Income	1,420	1,035	37.2%	2,124	(33.2)%
Provision for Income Tax and social Contribution	434	210	106.5%	649	(33.1)%
Net financial Result	1,553	(57)	-	(435)	-
Depreciation and amortization	434	326	32.9%	409	6.1%
EBITDA	3,841	1,514	153.7%	2,747	39.8%

•
EBITDA (earnings before interest, tax, depreciation and amortization), also known as operating cash flow, reached R$ 3.8 billion in the third quarter, up 153.7% compared to the EBITDA recorded in the same quarter of 2007. The main drivers of the increase in EBITDA were the better operational performance in the quarter and lower operating expenses comparing to the net sales.

•	Consolidated EBITDA margin stood at 30.9% in the third quarter, compared with 19.8% in the same quarter of 2007.

EBITDA Margin
(%)

•	The result of equity accounting on investments at non-consolidated companies reached R$ 94.9 million in the quarter, versus R$ 27.5 million in the third quarter of 2007.

•
Impacted by the appreciation in the U.S. dollar against the Brazilian real of 20.3%, the net financial result in the third quarter was a financial expense of R$1.6 billion. The translation effect of foreign currency on assets (dollar-denominated export receivables) and liabilities (dollar-denominated debt contracted by companies in Brazil) was negative R$ 1.1 billion (R$ 696.9 million net of income tax) in the third quarter, which compares with a postive impact of R$ 165.1 million (R$ 109.0 million net of income tax) in the same period of 2007.

•
Driven by better operational performance and despite the translation effect of foreign currency on debt and export receivables, consolidated net income was R$ 1.4 billion in the third quarter of 2008, 37.2% higher than in the same quarter of 2007. Net margin in the quarter was 11.4%.

Net Income (R$ million)	3Q08	3Q07	Variation 3Q08/3Q07	2Q08	Variation 3Q08/2Q08
Brazil 1;[5]	1,088	571	90.5%	867	25.5%
North America [2]	497	197	152.0%	467	6.5%
Latin America [3]	293	76	285.0%	209	40.2%
Specialty Steel [4]	239	82	191.8%	213	12.2%
Subtotal	2,117	926	128.6%	1,756	20.6%
FX Translation [5]	(697)	109	-	368	-
Total	1,420	1,035	37.2%	2,124	(33.1)%
1 - Excludes specialty steel operations
2 - Excludes Mexico and specialty steel operations (MacSteel)
3 - Excludes operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US
5 - Translation effect of foreign currency balances on debt and financial investments in US dollars in the Brazilian companies, net of income tax.

Investments

•	Investments in fixed assets totaled US$ 365 million in the third quarter of 2008, bringing investment year to date through September to R$ 1.0 billion.

•	This year Gerdau invested US$ 3.4 billion in acquisitions (both announced and closed in the year), led by the investment of US$ 1.7 billion, including the assumption of debt, in Macsteel.

Investments (US$ million)	3Q08	2Q07	Total 9 Months/08
Brazil [1]	259	232	648
Fixed Assets	212	232	601
Acquisitions (including debts assumed)	47	-	47

North America [2]	105	281	417
Fixed Assets	47	35	113
Acquisitions (including debts assumed)	58	246	304

Latin America [3]	52	298	637
Fixed Assets	45	53	160
Acquisitions (including debts assumed)	7	245	477

Specialty Steel [4]	61	2,658	2,751
Fixed Assets	61	62	155
Acquisitions (including debts assumed)	-	2,596	2,596

Consolidated Total	477	3,469	4,453
Fixed Assets	365	382	1,029
Acquisitions (including debts assumed)	112	3.087	3,424
1 - Excludes specialty steel operations
2 - Excludes Mexico and specialty steel operations (MacSteel)
3 - Excludes operations in Brazil
4 - Includes specialty steel operations in Brazil, Europe and the US
Note: Acquisitions include those announced and concluded this year

Financial Liabilities

•
Net debt (loans and financing, plus debentures, less cash and cash equivalents and securities) on September 30 totaled R$ 13.4 billion, equivalent to 1.3 times the EBITDA generated in the last 12 months.

•	Considering only gross debt (loans and financing, plus debentures), 17.1% was short-term (R$ 3.2 billion) and 82.9% long-term (R$ 15.8 billion).

•
On September 30, the composition of gross debt was 18.0% in Brazilian real, 31.6% in foreign currency contracted by the companies in Brazil, and 50.4% in different currencies contracted by subsidiaries abroad.

•	In September, cash and cash equivalents plus short-term investments stood at R$ 5.6 billion, of which 34.9% was denominated in foreign currency, especially U.S. dollar.

Indebtedness (R$ million)	09.30.2008	12.31.2007
Short Term
Local Currency (Brazil)	879	1,163
Foreign Currency (Brazil)	757	521
Companies abroad	1,609	855
Total	3,245	2,539

Long Term
Local Currency (Brazil)	2,543	2,555
Foreign Currency (Brazil)	5,254	4,342
Companies abroad	7,970	6,467
Total	15,767	13,364

Gross Debt	19,012	15,903
Cash and cash equivalents	5,640	5,139

Net Debt	13,372	10,764

•
As published in the notice to the market, Gerdau does not carry out leveraged operations involving derivative instruments. The use of derivatives is limited to managing the foreign exchange exposure of the cash flow generated by our operations, as well as interest rate swaps.

•	The long-term debt amortization schedule, including debentures, on September 30 is shown below:

Year	R$ million
2009 (outubro a dezembro)	426
2010	1,904
2011	2,077
2012 e após	11,360
Total	15,767

•	The main indicators of indebtedness at Gerdau companies at the end of September are shown below:

Ratios	09.30.2008	12.31.2007
Net debt /Total net capitalization	35,5%	40,7%
Gross debt / EBITDA[1]	1,9x	2,5x
Net debt / EBITDA[1]	1,3x	1,7x
1 –Last 12 months

Results of non-consolidated companies

•
In the third quarter of 2008, the companies listed below, which Gerdau shares control with, has joint ventures or which are associated companies, were not consolidated and their results were evaluated by the equity method:

Gallatin Steel Company in the United States;
Bradley Steel Processors and MRM Guide Rail in Canada;
Armacero Industrial y Comercial S.A. in Chile;
Multisteel Business Holdings Corp. and subsidiaries in the Dominican Republic;
Corsa Controladora, S.A. de C.V. and subsidiaries in Mexico;
SJK Steel Plant Limited in India;
Corporación Centroamericana del Acero S.A. in Guatemala
Dona Francisca Energética S.A. in Brazil.

•
Based on the respective equity interests, these companies sold 250,000 tonnes of steel products in the quarter, generating net sale of R$ 556.5 million. The equity income from these interests in the third quarter was R$ 94.9 million.

Given the change in accounting standards, the Consolidated Financial Statements prepared in accordance with IFRS are filed at the Securities and Exchange Commission of Brazil (CVM) and the São Paulo Stock Exchange (Bovespa) through the IPE information system under the category “Economic-Financial Data”. Therefore, there is no consolidated information prepared in accordance with the generally accepted accounting princicples in Brazil in Groups 6 to 8 of the Quarterly Information (ITR).

GERDAU S.A and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Note	09/30/2008	12/31/2007
CURRENT ASSETS
Cash and cash equivalents	4	3.181.405	2.026.096
Temporary cash investments
Trading securities	5	2.288.237	2.836.903
Available-for-sale securities	5	79.730	276.374
Trade accounts receivable	6	5.279.439	3.172.316
Inventories	7	10.181.604	6.056.661
Tax credits	8	603.514	598.317
Prepaid expenses		100.898	108.690
Unrealized gains on derivatives	16	181	14
Other receivables		274.929	237.602
		21.989.937	15.312.973

NON CURRENT ASSETS
Temporary cash investments	5	90.336	-
Tax credits	8	591.275	594.894
Deferred income taxes	9	1.101.037	933.851
Unrealized gains on derivatives	16	59.561	1.533
Prepaid expenses		105.757	110.207
Escrow deposits	18	235.166	223.735
Other receivables		314.259	290.783
Prepaid pension cost	20	492.175	417.723
Investments accounted for under the equity method	11	1.635.678	628.242
Other investments	11	18.623	18.623
Goodwill	12	8.930.740	6.043.396
Intangible assets	13	1.461.052	1.073.715
Property, plant and equipment, net	10	17.783.532	15.827.944
		32.819.191	26.164.666

TOTAL ASSETS		54.809.128	41.477.639

GERDAU S.A. and subsidiaries
CONSOLIDATED BALANCE SHEET
In thousands of Brazilian reais (R$)

	Note	9/30/2008	12/31/2007
CURRENT LIABILITES
Trade accounts payable		4.109.299	2.586.634
Loans and financing	14	3.076.319	2.500.985
Debentures	15	167.756	38.125
Taxes payable	17	1.250.182	462.311
Payroll		566.941	518.098
Dividends payable		19.886	392
Unrealized losses on derivatives	16	37.963	1.964
Other payables		675.882	478.639
		9.904.228	6.587.148

NON CURRENT LIABILITIES
Loans and financing	14	15.009.140	12.461.128
Debentures	15	758.317	903.151
Deferred income and social contribution taxes	9	2.590.582	2.315.771
Unrealized losses on derivatives	16	45.800	16.106
Reserve for contingencies	18	453.301	489.103
Employees benefits	20	821.502	794.125
Minority interest put options	16-f	584.995	889.440
Other payables		398.648	379.589
		20.662.555	18.248.413

SHAREHOLDERS' EQUITY	22
Capital		14.184.805	7.810.453
Treasury stocks		(123.005)	(106.667)
Valuation adjustments		(3.354)	13.723
Legal reserve		-	278.713
Retained earnings		5.255.180	5.765.616
Cumulative translation adjustment		(92.083)	(1.049.333)
PARENT COMPANY’S INTEREST		19.221.543	12.712.505

MINORITY INTEREST		5.020.802	3.929.573

SHAREHOLDERS' EQUITY		24.242.345	16.642.078

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		54.809.128	41.477.639

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

		Three-months period ended		Nine-months period ended
	Note	09/30/2008	09/30/2007	09/30/2008	09/30/2007
NET SALES	24	12.443.753	7.664.630	32.488.191	22.540.691
Cost of sales	28	(8.353.462)	(5.749.132)	(23.285.318)	(16.962.638)
GROSS PROFIT		4.090.291	1.915.498	9.202.873	5.578.053
Selling expenses	28	(161.752)	(155.125)	(495.911)	(457.620)
General and administrative expenses	28	(653.552)	(450.805)	(1.717.901)	(1.366.180)
Other operating income		37.497	3.630	121.165	31.543
Other operating expenses		(273)	(152.905)	(40.887)	(164.835)
INCOME FROM OPERATIONS		3.312.211	1.160.293	7.069.339	3.620.961
Equity in subsidiaries		94.860	27.482	237.567	95.499
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		3.407.071	1.187.775	7.306.906	3.716.460
Financial revenues	29	(22.875)	192.777	323.269	621.955
Financial expenses	29	(391.471)	(300.553)	(1.106.443)	(789.789)
Exchange variations, net	29	(1.055.894)	165.085	(453.926)	591.928
Gain and losses on derivatives, net	29	(83.187)	91	(45.832)	28.044
INCOME BEFORE TAXES		1.853.644	1.245.175	6.023.974	4.168.598
Provision for income and social contribution taxes
Current	9	(792.712)	(234.369)	(1.686.470)	(807.527)
Deferred	9	358.926	24.257	296.305	(2.084)
		(433.786)	(210.112)	(1.390.165)	(809.611)

NET INCOME		1.419.858	1.035.063	4.633.809	3.358.987

ATTRIBUTED TO:		967.137	826.264	3.705.115	2.767.419
Parent company’s interest		452.721	208.799	928.694	591.568
Minority interests		1.419.858	1.035.063	4.633.809	3.358.987

GERDAU S.A. and subsidiaries
CONSOLIDATED STATEMENT OF INCOME
In thousands of Brazilian reais (R$)

	Nine-months period ended
	09/30/2008	09/30/2007

Cash flows from operating activities
Net income (including minority interest)	4.633.809	3.358.987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1.265.457	917.193
Equity in subsidiaries	(237.567)	(95.499)
Exchange variation	453.926	(574.293)
Gains on derivatives, net	45.832	(28.044)
Post-employment benefits and stock-based compensation	38.103	(45.293)
Stock based remuneration	(39.484)	2.537
Deferred income and social contribution taxes	(288.591)	99.373
Loss on disposal of property, plant and equipment and investments	16.319	46.727
Provision for losses on avaible-for-sale securities	89.400	-
Allowance for doubtful accounts	15.501	14.290
Reserve for contingencies	(23.598)	35.002
Distributions from joint ventures	66.118	76.404
Interest income	(198.973)	(510.143)
Interest expense	725.470	359.962)
	6.561.722	3.657.203
Changes in assets and liabilities:
Increase in trade accounts receivable	(1.348.671)	(752.484)
Increase (decrease) in inventories	(3.044.201)	(606.901)
Increase (decrease) in trade accounts payable	(199.657)	416.473
Decrease of other receivables	580.885	(6.024)
Increase (decrease) of other payables	976.776	797.903
Trading securities	7.010.016	(714.885)
Redemption of trading securities	(6.150.508)	2.596.362
Cash provided by operating activities	4.386.362	5.387.647

Interest paid on loans and financing	(701.866)	(474.143)
Income and social contribution taxes paid	(1.098.129)	(517.859)
Net cash provided by operating activities	2.586.367	4.395.645

Cash flows from investing activities
Additions to property, plant and equipment	(1.516.124)	(2.055.171)
Payments for business acquisitions	(3.145.407)	(7.745.140)
Interest received on cash investments	111.751	104.490
Net cash used in investing activities	(4.549.780)	(9.695.821)

Cash flows from financing activities
Capital increase/Treasury stock	2.901.966	-
Dividends and interest on capital paid	(1.196.769)	(930.914)
Borrowings	4.227.979	9.322.256
Repayment of loans and financing	(3.747.841)	(2.815.895)
Intercompany loans, net	855.058	266.415
Redemption of consolidated investment fund	-	(67.589)
Net cash provided by (used in) financing activities	3.040.393	5.774.273

Exchange variation on cash and cash equivalents	78.328	(306.691)

Increase in cash and cash equivalents	1.155.308	167.406
Cash and cash equivalents at beginning of period	2.026.096	1.070.523
Cash and cash equivalents at end of period	3.181.404	1.237.929

The information for the (non-consolidated) companies listed below is presented in accordance with Brazilian Corporation Law (Federal Law 6,404 of 1976, as amended) and Brazilian accounting standards and was filed at the CVM using the Quarterly Information (ITR) form.

Metalúrgica Gerdau S.A.

•
The calculation of the dividends and interest on equity paid on a quarterly basis is based on International Financial Reporting Standards (IFRS), even though the Company publishes in its Quarterly Information (ITRs) net income calculated based on generally accepted accounting practices in Brazil and according to the Company’s dividends policy.

Reconciliation of net income	3[o] Trim. de 2008	Acumulado 9 Meses/08
Net income at parent company in BRGAAP¹	259	1.232
Adjustments in IFRS
Effects from amortization of goodwill	55	188
Proportional consolidation of Sidenor and buy and/or sell option, net	92	189
Donations and investment subsidies	34	70
Other adjustments, net	(36)	(20)
Net income at parent company in IFRS	404	1.659
1 -  Includes translation effect of foreign currency balances on investments held abroad (recorded in the specific line of shareholders’ equity), pursuant to Resolution 534 issued by the Securities and Exchange Commission of Brazil (CVM) that approved Technical Standard CPC 02 of the Accounting Standards Committee.

•	Dividends in the third quarter of 2008.
-	Payment on November 26, 2008, based on the share position on November 14 (ex-dividend as of November 17).
-	Shareholders will receive R$ 105,7 million (R$ 0.26 per share).
-
In last 12 months: R$ 479,6 million, for total return to shareholders of 4,7% (dividends per share/preferred share price on September 30), based on the dividends and interest on equity paid in the last four quarters.

Period	Dividends (R$ million)	Per share (R$)	Amount of shares (million)	Date of payment
1st quarter	130,1	0.64	203.2	06/03/08
2nd quarter	243,8	0.60	406.4	08/27/08
3rd quarter	105,7	0.26	406.4	11/26/08
Total	479,6	1.50	406.4	-

•  Shares liquidity
-  In the first nine months of 2008, Metalúrgica Gerdau S.A. shares (GOAU) registered financial trading volume of R$ 8.2 billion on the São Paulo Stock Exchange (Bovespa), 82.0% higher than in the same nine-month period of 2007.
-  Average daily trading volume in the preferred share year to date was R$ 41.8 million.
-  In the first nine months, 259,199 transactions involving the Company’s shares were carried out, 86.7% more than in the same nine-month period of 2007.
-  The number of shares traded in the nine months ended in September reached 191.1 million, versus 160.2 million in the same period of 2007 (+19.3%).

•
In the third quarter of 2008, the net income of Metalúrgica Gerdau S.A., based on Brazilian Corporation Law and Brazilian accounting standards, reached R$ 259.1 million, equivalent to R$ 0.64 per share. This income originated basically from the equity income from the investments in subsidiary/associated companies. Year to date (nine months to September 30), net income was R$ 1.2 billion, 7.6% higher than in the same period of 2007.

•	On September 30, 2008, the net equity of the Company was R$ 8.2 billion, representing book value of R$ 20.21 per share.

Gerdau S.A.

•
The calculation of the dividends and interest on equity paid on a quarterly basis is based on International Financial Reporting Standards (IFRS), even though the Company publishes in its Quarterly Information (ITRs) net income calculated based on generally accepted accounting practices in Brazil and according to the Company’s dividends policy.

Reconciliation of net income	3[o] Trim. de 2008	Acumulado 9 Meses/08
Net income at parent company in BRGAAP¹	678	2.929
Adjustments in IFRS
Effects from amortization of goodwill	124	386
Proportional consolidation of Sidenor and buy and/or sell option, net	72	197
Donations and investment subsidies	72	152
Other adjustments, net	21	41
Net income at parent company in IFRS	967	3.705
1 -   Includes translation effect of foreign currency balances on investments held abroad (recorded in the specific line of shareholders’ equity), pursuant to Resolution 534 issued by the Securities and Exchange Commission of Brazil (CVM) that approved Technical Standard CPC 02 of the Accounting Standards Committee.

•	Dividends in the third quarter of 2008.
-	Payment on November 26, 2008, based on the share position on November 14 (ex-dividend as of November 17).
-	Shareholders will receive R$ 255.7 million (R$ 0.18 per share).
-
In last 12 months: R$ 1.1 billion, for total return to shareholders of 4.2% (dividends per share/preferred share price on September 30), based on the dividends and interest on equity paid in the last four quarters.

Period	Dividends (R$ million)	Per share (R$)	Amount of shares (million)	Date of payment
1st quarter	291.1	0.41	710.1	06/03/08
2nd quarter	511.3	0.36	1,420.4	08/27/08
3rd quarter	255.7	0.18	1,420.4	11/26/08
Total	1,058.1	0.95	1,420.4	-

•     Shares Liquidity
-	São Paulo Stock Exchange (Bovespa)
In the first nine months of 2008, Gerdau S.A. shares (GGBR) registered financial trading volume of R$ 25.9 billion, up 95.8% in relation to the same period of 2007.
Average daily financial trading volume in the preferred shares in the same period was R$ 127.3 million.
A total of 997,638 transactions in the shares were registered year to date, 125.4% more than in the same nine-month period of last year.
The number of shares traded totaled 967.8 million in the period, 30.9% higher than in the same nine months of 2007.

-	New York Stock Exchange (NYSE)
Gerdau S.A. ADRs (GGB) registered financial trading volume of US$ 22.1 billion in the first nine months of 2008, up 157.4% on the same period of 2007.
Average daily trading volume in the ADRs was US$ 117.0 million in the nine months to September 2008.
A total of 1,234.9 million securities were traded in the period, 55.9% more than in the same nine-month period of 2007.

-	Madrid Stock Exchange (Latibex)

In the nine months to September 2008, 3.1 million Gerdau S.A. preferred shares (XGGB) were traded, for financial volume of € 51.4 million in the period.

•	The performance of the preferred stock on the Bovespa and NYSE in the period from October 2007 through September 2008 is shown below:

•
In the third quarter of 2008, the net income of Gerdau S.A., based on Brazilian Corporation Law and Brazilian accounting standards, reached R$ 678.3 million, equivalent to R$ 0.48 per share. This income originated basically from the equity income from the investments in subsidiary/associated companies. Year to date (nine months to September 30), net income was R$ 2.9 billion, 16.8% higher than in the same period of 2007.

•	On September 30, 2008, the net equity of the Company was R$ 17.3 billion, representing book value of R$ 12.15 per share.

Gerdau Ameristeel Corporation

•	On December 8, shareholders in the Company will receive dividends relative to the third quarter of 2008 at the ratio of US$ 0.02 per share, based on shareholder positions on November 20.

•	Shares liquidity
-	Toronto Stock Exchange
Gerdau Ameristeel stock (GNA) registered financial trading volume of CND$ 2.0 billion in the first nine months of 2008. A total of 137 million shares were traded in the period.
Average daily financial trading volume was CND$ 10.8 million.

-	New York Stock Exchange (NYSE)
Financial trading volume in Gerdau Ameristeel stock (GNA) totaled US$ 3.5 billion in the first nine months of 2008, increasing by 119.4% in relation to the same period of 2007.
Average daily financial trading volume was US$ 18.7 million and 234.5 million shares were traded in the period.

•	The performance of the stock on the Toronto Stock Exchange and New York Stock Exchange in the period from October 2007 through September 2008 is shown below:

•	Results
-
Net sales revenue was R$4.1 billion in the third quarter of 2008, compared with R$ 2.7 billion in the third quarter of 2007, for an increase of 54.8%. This growth was in large part due to the consolidation of the companies acquired in the last 12 months.

-
EBITDA was R$ 989.8 million in the third quarter, 146% higher than in the same quarter of 2007. EBITDA margin stood at 23.9%. Year to date (nine months to September 30), EBITDA was R$ 2.5 billion, 83.1% higher than in the same period of 2007.

-
Net income was R$ 497.0 million in the third quarter, up 152.0% on the same quarter of 2007. In the nine months to September, net income was R$ 1.3 billion, versus R$ 761.8 million in the same nine-month period of 2007.

ADMINISTRATION

This document may include statements that comprise future expectations. These expectations depend on estimates, information or methods that may be incorrect or inaccurate and might not be achieved. These estimates are also subject to risks, uncertainties and assumptions, which include, among others: general economic, political and commercial conditions in Brazil and the markets where we operate, and existing and future governmental regulations. The potential investors are alerted herein that none of these expectations means a guarantee of future performance, because they involve risks and uncertainties. The company will not assume, and specifically denies, any obligation to update any expectations, since they make sense only on the date when they were prepared.